Request for VotingInstructions(“VIF”)

ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS OF
POLYMET MINING CORP.
TO BE HELD AT the Port of Vancouver Room, Renaissance Vancouver		SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.
Hotel, 1133 West Hastings Street, Vancouver, British Columbia
ON Wednesday, June 27, 2007, AT 10:00 AM	Resolutions
(For full details of each resolution, please see the enclosed Information Circular)
To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

			For	Against	Withhold
	1.	To determine the number of Directors at 6			N/A
	2.	To elect as Director, William Murray		N/A
We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this form to provide your voting instructions to us promptly.	3.	To elect as Director, W. Ian L. Forrest		N/A
	4.	To elect as Director, David Dreisinger		N/A
	5.	To elect as Director, George Molyviatis		N/A
Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.	6.	To elect as Director, James Swearingen		N/A
	7.	To elect as Director, William Corneliuson		N/A
	8.	To re-appoint Pricewaterhouse Coopers LLP as auditors of the Company		N/A
SECURITYHOLDER SIGN HERE: ______________________

	9.	To authorize the Directors to fix the auditors’ remuneration			N/A
DATE SIGNED: __________________________________
	10.	To approve the 2007 PolyMet Omnibus Share Compensation Plan			N/A
THIS FORM MUST BE SIGNED AND DATED ABOVE.
	11.	To approve the PolyMet Amended and Restated Shareholder Rights Plan			N/A

Pleasecompletethe followingonly if you or someone other than a management representative will be attending the meeting to vote on your behalf.

IF YOU WISH TO:

A) VOTE IN PERSON AT THE MEETING or
B) APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXYHOLDERS NAMED IN THE MEETING MATERIAL TO VOTE ON YOUR BEHALF,

PRINT THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: _____________________________________

SECURITYHOLDER SIGN HERE: ______________________________________________

DATE SIGNED: ______________________________________________

If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in completing this form, please contact Janet Cleary at PCTC at 604-689-9853.

INSTRUCTIONSFOR COMPLETIONOF VIF

1.	If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

2.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

3.	This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

4.	This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

5.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

6.

If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

7.	To be represented at the Meeting, VIFs must be submitted no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days aweek

If a HOLDER ID and HOLDER CODE appear on the face of this VIF in the address box, holders may complete internet voting at http://webvote.pctc.com. To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this VIF in the address box, holders may complete telephone voting at 1-888-Tel-Vote (1-888-835-8683). Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR VIF BY MAIL OR FAX to Pacific Corporate Trust Company

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144. Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by internet or telephone.